UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton. com

Company Secretariat

17 July 2015

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

Sir John Buchanan

Sir John Buchanan ceased to be an independent non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect as of Monday, 13 July 2015.

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

The information required to be made available under Section 430(2B) of the UK Companies Act 2006 in relation to Sir John Buchanan is on the final page of this document. This information will also be made available on the BHP Billiton website.

Final Notification of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Z)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of director	Sir J G Buchanan

Date of last notice	18 April 2006

Date of cessation as a director	13 July 2015

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder and nature of interest	Number and class of securities

Sir J G Buchanan and Lady R Buchanan, direct	20,000 Ordinary Shares in BHP Billiton Plc

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder and nature of interest	Number and class of securities

N/A	N/A

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Director’s interests in options or other rights granted by the entities

Date of grant	N/A

Period during which or date on which exercisable	N/A

Total amount paid (if any) for the grant	N/A

Description of securities involved: class; number	N/A

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	N/A

Total number of securities over which options or other rights held at the date of this notice	N/A

Any additional information	N/A

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+61 3 9609 3730
		Fax:	+61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIR JOHN BUCHANAN: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Billiton Limited and BHP Billiton Plc confirm that Sir John Buchanan ceased to be a non-executive Director of the Company with effect from 13 July 2015. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

The Company’s Remuneration Report for the financial year ending 30 June 2016 will include the remuneration earned by Sir John Buchanan during his appointment as a non-executive Director for the financial year ending 30 June 2016.

Sir John Buchanan has not and will not receive any remuneration payments upon ceasing to be a Director of the Company other than the Company’s normal fees for an independent non-executive Director and fees for membership of the Remuneration Committee payable for the period from 1 July 2015 to 13 July 2015. There are no fees for membership of the Nomination and Governance Committee.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 20, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary